Filed Pursuant to Rule 424(b)(5)

Registration No. 333-221867

Supplement No. 1 to Prospectus Supplement dated January 8, 2019

(To prospectus dated December 12, 2017)

Up to $5,001,239

Shares of Common Stock

This supplement no. 1 dated November 15, 2019, or this supplement, supplements, modifies and supersedes, only to the extent indicated herein, certain information contained our prospectus supplement dated January 8, 2019, which together with the accompanying prospectus dated December 12, 2017 we refer to as the prospectus, relating to the offer and sale, from time to time, of shares of our common stock to or through A.G.P./Alliance Global Partners, or A.G.P., acting as our sales agent, in accordance with the terms of a sales agreement dated January 7, 2019 we entered into with A.G.P. This supplement should be read in conjunction with, is not complete without, and may not be delivered or utilized except in connection with, the prospectus. If there is any inconsistency between the information in the prospectus and this supplement, you should rely on the information in this supplement. Any information that is modified or superseded in the prospectus shall not be deemed to constitute a part of the prospectus, except as modified or superseded by this supplement.

The sales agreement with A.G.P. provides that we may issue and sell shares of our common stock having an aggregate gross sales price of up to $25.0 million from time to time to or through A.G.P., acting as our sales agent. However, due to the offering limitations applicable to us under General Instruction I.B.6. of Form S-3 and our public float as of the date of the prospectus (which was $10,947,052), the prospectus contemplated that we could offer and sell, from time to time, shares of our common stock having an aggregate gross sales price of up to $3,645,000 pursuant to the prospectus. In the prospectus we disclosed that if our public float subsequently increased such that we could sell additional amounts of our common stock pursuant to General Instruction I.B.6. of Form S-3, we would file a supplement to the prospectus prior to making any sales of common stock under the sales agreement in excess of the amount of common stock covered by the prospectus.

As of November 15, 2019, the aggregate market value of our outstanding common stock held by non-affiliates, or our public float, was approximately $15,003,719 (approximately $4,056,667 higher than our public float as of the date of the prospectus), which amount is based on 7,283,359 outstanding shares of common stock held by non-affiliates and a per share price of $2.06, which was the last reported sale price of our common stock on The Nasdaq Capital Market on September 17, 2019. Accordingly, under the terms of the sales agreement, we may offer and sell through the prospectus, as amended and supplemented by this supplement, shares of common stock having an aggregate offering price of up to $5,001,239 (an additional $1,356,239 than the amount of shares originally covered by the prospectus) from time to time to or through A.G.P., acting as our sales agent. We have sold $2,633,847 of securities pursuant to General Instruction I.B.6. of Form S-3 during the 12 calendar month period that ends on and includes the date of this supplement. As a result of such prior sales, as of the date of this supplement, shares of common stock having an aggregate gross sales price of up to $2,367,392 remain available for offer and sale under the sales agreement through the prospectus, as amended and supplemented by this supplement.

Our common stock is listed on The Nasdaq Capital Market under the symbol “OPTT.” The last reported sale price of our common stock on The Nasdaq Capital Market on November 14, 2019 was $1.24 per share.

Investing in our common stock involves a high degree of risk. See “Risk Factors” in the prospectus and in our reports filed with the Securities and Exchange Commission which are incorporated by reference therein for a discussion of information that should be considered in connection with an investment in our common stock.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if the prospectus, as supplemented by this supplement, is truthful or complete. Any representation to the contrary is a criminal offense.

A.G.P.

The date of this supplement is November 15, 2019